06015921

FraserPapers

FILE No. 82-34837

August 2, 2006

SEC MAIL PROCESSING RECEIVED AUG 1 1 2006 WASH, D.C. 209 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

1. Press Release dated June 5, 2006 as to the temporary shutdown of New Brunswick sawmills;
2. Press Release dated June 16, 2006 as to maintenance downtime;
3. Press Release dated June 22, 2006 as to the closing of an offer to repurchase Senior Notes;
4. Press Release dated August 1, 2006 as to second quarter financial results;
5. Management's Discussion and Analysis for the second quarter ended July 1, 2006;
6. Interim consolidated financial statements for the second quarter ended July 1, 2006;
7. Form 52-109F2 – Certification of Interim Filings (President and Chief Executive Officer) in respect of the second quarter of 2006; and
8. Form 52-109F2 – Certification of Interim Filings (Senior Vice President, Finance and Chief Financial Officer) in respect of the second quarter of 2006

If the Commission has any questions with respect to this letter or its enclosures, please contact the undersigned at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

PROCESSED
AUG 1 4 2006
THOMSON
FINANCIAL

by: M Mueller
Marina Mueller
Assistant Corporate Secretary

dlw 8/14

Enclosures

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Announces Temporary Shutdown of its NB Sawmills

Toronto, ON (June 5, 2006) – Fraser Papers Inc. (TSX: FPS) today announced the temporary shutdown of its two sawmill operations located in Plaster Rock and Juniper, New Brunswick, beginning June 17, 2006, due to weak market conditions. The company expects the shutdown to be two weeks in duration depending on market conditions. This temporary shutdown will affect approximately 340 employees.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contact:
Pierre McNeil
Senior Vice President
Human Resources and Wood Products
(416) 359-8636
pmcneil@toronto.fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "will," "can," "may," "expects" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, demand for and prices of the company's products, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NEWS RELEASE

FraserPapers

Fraser Papers to Take Downtime in the Second Quarter

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (June 16, 2006) – Fraser Papers Inc. (TSX: FPS) today announced it will take nine days of maintenance downtime at its pulp mill in Edmundston, New Brunswick starting June 17, 2006. During the shutdown, the company will make necessary repairs to a recovery boiler which were identified during the scheduled maintenance shutdown taken in May. In addition, the company will shut down one paper machine for seven days and another for three days at its adjacent paper mill in Madawaska, Maine, primarily due to the shortage of pulp available from Edmundston.

The company estimates that all shutdowns taken during the quarter in Edmundston and Madawaska will negatively impact second quarter results by approximately $6 million.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contacts:

Bill Manzer
Senior Vice President
Pulp and Paper Operations
(207) 723-2229
manzerb@fraserpapers.com

Peter Gordon
Senior Vice President, Finance
and Chief Financial Officer
(416) 359-8614
pgordon@toronto.fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "will," "estimates" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, demand for and prices of the company's products, the nature of repairs necessary to repair the equipment, the availability of resources necessary to complete the repairs, and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NEWS RELEASE

FraserPapers

Fraser Papers Inc. Closes Offer to Repurchase $66m of Outstanding Notes

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (June 22, 2006) – Fraser Papers Inc. ("Fraser Papers") (TSX: FPS) today closed its offer to purchase up to $66.0 million in principal amount of its 8.75% Senior Notes due March 15, 2015 (the "Notes"). Details of the offer were contained in the Offer to Purchase dated May 19, 2006 distributed to all holders of Notes. The expiration time for the offer was 5:00 p.m., June 19, 2006.

Noteholders tendered $136,964,000 principal amount of Notes, including $30.0 million tendered by Fraser Papers. Fraser Papers has provided the Depository with funds to purchase $66.0 million in principal amount of these Notes (plus accrued and unpaid interest) pursuant to the proration mechanics described in the Offer to Purchase. Accordingly, each holder who tendered Notes into the offer will have approximately 48% of their Notes purchased in integral multiples of $1,000. Funds are expected to be distributed by the Depository to Noteholders on or about June 27, 2006.

After giving effect to the repurchase, the total amount of Notes outstanding (excluding $15.6 million of Notes that remain held by Fraser Papers) will be approximately $68.4 million.

Questions regarding the offer should be addressed to either the Depository or Fraser Papers:

The Bank of New York (as Depository)
Attention: Evangeline R. Gonzales
101 Barclay Street – 7 East
New York, New York 10286
Telephone: (212) 815-3738

Fraser Papers Inc
Attention: Chief Administrative Officer
Suite 200, BCE Place, 181 Bay St.
Toronto, Ontario, M5J 2T3
(416) 359-8635

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contacts:
Glen McMillan
Senior Vice President
and Chief Administrative Officer
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "will," "estimates" "to" "expected" "to be" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, factors which are beyond the control of the Company and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NEWS RELEASE **Fraser**Papers

Fraser Papers Reports Second Quarter Financial Results

(All financial references are in US dollars unless otherwise noted)

TORONTO, ON (August 1, 2006) – Fraser Papers Inc. (TSX:FPS) today reported financial results for the second quarter ended July 1, 2006. Despite generating negative EBITDA in the second quarter, the Company made strategic progress in a number of areas.

QUARTERLY PROGRESS HIGHLIGHTS

- Realized price increases of $20/ton on total paper shipments of 166,000 tons during the quarter reflecting improving market fundamentals and a higher value product mix from specialty grades of both freesheet and high bright groundwood papers.
- Average realizations on the Company's sales of market hardwood kraft pulp improved $35/ton during the quarter reflecting a combined improvement in the list price for NBHK pulp and a consolidation of the Company's sales position following the closure of the Berlin pulp mill.
- Reduced debt with the repayment of $66 million of senior, unsecured notes at par value bringing the Company's net debt to net debt plus equity to 5%, among the lowest in the industry, and secured an increase in its existing revolving working capital facility to maintain liquidity at approximately $100 million.
- Completed significant maintenance requiring 17 days of downtime at its Edmundston sulphite pulp mill during the quarter to improve throughput and lower costs at its East Papers operations.

For the second quarter ended July 1, 2006, Fraser Papers reported a loss of $18 million or $0.61 per share compared to a loss of $5 million or $0.17 per share in the second quarter of 2005. Results in 2005 included a gain on the sale of the Company's timberlands in Maine of $46 million partially offset by an impairment charge of $40 million on the value of its investment in a pulp mill in Thurso Quebec.

EBITDA for the quarter was negative $9 million compared to EBITDA of $1 million in 2005. During the second quarter of 2006, Fraser Papers took 17 days of scheduled and unscheduled maintenance downtime at its pulp mill in Edmundston, New Brunswick and related downtime at its paper mill in Madawaska, Maine. In addition, the Company's two lumber mills in New Brunswick took 10 days of market-related downtime. The Company estimates the impact of shutdowns during the second quarter contributed approximately $7 million to the losses in EBITDA. Higher chemical and energy costs and the impact of a stronger Canadian dollar also contributed to the weaker results.

On a year-to-date basis, EBITDA of negative $7 million was recorded, compared to EBITDA of $12 million recorded in 2005. The 2006 results included EBITDA of $2 million from the Company's timber operations, compared to $8 million in 2005. The Company completed the sale of its timber operations in the first quarter of 2006.

"While we are disappointed with the quarterly results which were affected by downtime at our Edmundston pulp mill and two lumber mills, we are encouraged by the significantly improved fundamentals in the markets for our pulp and paper products. Our progress in capturing additional higher margin paper business will enhance our overall product mix and our bottom line over the longer term," said Dominic Gammiero, President and CEO of Fraser Papers.

FINANCIAL SUMMARY

	Three months ended		*Six months ended*	
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	**July 1, 2006**	July 2, 2005	**July 1, 2006**	July 2, 2005
EBITDA	**$ (9)**	$ 1	**$ (7)**	$ 12
Earnings / (Loss)	**$ (18)**	$ (5)	**$ (96)**	$ (2)
per share	**$(0.61)**	$(0.17)	**$(3.25)**	$(0.07)

VALUE CREATING INITIATIVES

Cost Reduction and Margin Improvement

The Company achieved 20% growth in its premium priced specialty papers business in the second quarter of 2006 as compared with the same period in 2005 through increased volumes of lightweight opaque grades for printing applications. Shipments of commodity uncoated freesheet grades declined by 9% over 2005 levels, as Fraser Papers exited lower margin grades and opportunities. Over the quarter, increased sales of added value high bright groundwood papers also enhanced margins. These product mix improvements supported higher realized prices for the Company's paper products of $20/ton over the second quarter 2006 compared with the first quarter.

During the second quarter of 2006, the Company permanently closed its 250,000 ton hardwood kraft pulp mill in Berlin, New Hampshire. The closure enabled a consolidation of the Company's market pulp sales position including the elimination of lower margin export sales. List prices for NBHK pulp rose $20/tonne during the quarter to end at $650/tonne on a delivered basis. These two factors led to a combined improvement in the average realization of $35/ton on sales of 76,000 tons of pulp over the quarter.

During the second quarter, Fraser Papers reached a three-year collective agreement with its hourly employees in Thurso, Quebec. The agreement calls for average wage increases of 2.1% per year over the three-year period, retroactive to January 1, 2006. There were no changes to employment benefits.

Debt Reduction

During the quarter, the Company repaid $66 million of its 8.75% senior unsecured notes at par. A loss of $1 million, related to the write off of deferred issue costs, was recorded on the repayment. The repurchase was made pursuant to the terms of the indenture governing the notes and was financed from cash on hand. As a result of the repayment and the purchase of notes on the open market in the first quarter, Fraser Papers will reduce its annual net interest cost by approximately $3 million. After the repurchase, Fraser Papers continues to own $16 million of notes leaving $68 million of long-term debt outstanding. At July 1, 2006, Fraser Papers' net debt to net debt plus equity stands at 5% – among the lowest in the paper industry.

Fraser Papers also reached an agreement with its existing lender to increase its line of credit to CAD$100 million. Interest rates for borrowings under the new line will be more favourable than current rates. This expanded lending facility is expected to provide an additional $40 million of liquidity.

Asset Repositioning
As most of the Company's internal repositioning efforts are complete, the Company has been evaluating opportunities to grow its business profitably and enhance its product mix. During the quarter, the Company commenced negotiations to acquire Katahdin Paper Company LLC. Katahdin is currently owned by Brookfield Asset Management (TSX/NYSE:BAM), a significant shareholder in Fraser Papers, and produces 440,000 tons per year of directory and SCA/SCA+ paper. A special committee of the board of directors, comprised of board members who are independent of Brookfield, has been established to review the transaction. The special committee has met three times and has toured the facilities at Katahdin. Management expects to announce a decision on acquiring Katahdin in 2006.

Product Development
Fraser Papers' product development efforts are focused on increasing sales of the Company's higher margin specialty papers and premium lightweight printing & writing papers. During 2006, the Company has run 165 new product trials, compared to 155 in 2005. Fraser Papers has developed specialty paper products including fire retardant papers, metallized gift wrap paper and improved packaging grades for the food and consumer goods industries.

Fraser Papers is also focused on working together with its customers to meet their changing needs. Through July 1, 2006, approximately 10% of the paper shipped was made up of products developed within the last two years. Major product mix improvements in 2006 were the result of increases in shipments of high bright uncoated groundwood, thermal transfer and lightweight packaging papers. As a result of these product development efforts, Fraser Papers eliminated approximately 19,000 tons of low margin business.

OUTLOOK

Paper prices are expected to continue to improve in the last half of 2006 with support from previously announced capacity reductions across a number of producers in North America. Fraser Papers has implemented or announced price increases on approximately 250,000 tons of expected shipments in 2006, or approximately 40% of annual production. The Company continues to see opportunities to grow its specialty papers business in both freesheet and groundwood grades at attractive margins.

Hardwood pulp markets are expected to remain firm over the summer months through to the regular maintenance period season, which usually occurs in the late third and early fourth quarter. Demand from non-integrated paper producers in North America is strong. Fraser Papers has scheduled a maintenance shutdown for nine days in October at its pulp mill in Thurso, Quebec. Lumber markets are expected to continue to be weak through the last half of the year due to slower construction activity in the United States and adequate supply.

Pulp and paper producers continue to face high costs for wood, energy and chemicals. In addition, manufacturers in Canada have been negatively impacted by a strong Canadian dollar. While the Canadian dollar has weakened slightly from its recent high, the Company does not foresee significant improvements in oil or chemical costs in the near future.

SECOND QUARTER CONFERENCE CALL

Fraser Papers' second quarter investor conference call can be accessed by teleconference on Tuesday, August 1, 2006 at 10:00 a.m. (Eastern time) by dialing toll free 1-888-789-0089 or 416-695-9757. The call will be archived through September 15, 2006 and can be accessed by dialing toll free 1-888-509-0081 or 416-695-5275 passcode 627055. The conference call can also be accessed via web cast on the Fraser Papers web site at www.fraserpapers.com.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical and printing & writing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contact:
Peter Gordon
Senior Vice President, Finance
and Chief Financial Officer
(416) 359-8614
pgordon@toronto.fraserpapers.com

Note: This press release contains "forward-looking statements" including statements about the Company's possible future intentions, the possible success of price increase announcements, the Company's expectations and estimations with respect future market conditions, the Company's expectations with respect to its operations or various costs that could impact the business, and the expected impact of specific events on financial results in future quarters. These statements are based on certain assumptions and reflect the Company's current expectations. These assumptions include the continuation of recent trends with respect to a number of economic factors and assumptions implicitly or explicitly mentioned or referred to in this release. The words "will", "believe," "expect," "anticipate," "intend," "estimate", "outlook", "foresee", "are" and other expressions (including all variations of such words) which are predictions of or could indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing, lower demand for lumber, pulp or paper products, price increases or reductions for any products the Company sells, increases in costs of production, decisions by political or regulatory bodies in Canada or the United States and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 1, 2006

This Management's Discussion and Analysis should be read in conjunction with the accompanying unaudited consolidated financial statements and notes thereto for the period ended July 1, 2006 as well as the Management's Discussion and Analysis and the audited financial statements for the year ended December 31, 2005. In this MD&A, "Fraser Papers" means Fraser Papers Inc. and all of its subsidiaries while "Company" means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc. (a related party by way of a significant shareholding in the Company) and all of its subsidiaries.

EBITDA, net debt, free cash flow and net debt to net debt plus equity are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of this Management's Discussion and Analysis. All financial references are in U.S. dollars unless otherwise noted.

Overview

In the second quarter of 2006, we continued to execute on each of the initiatives within our business strategy. Our strategy involves:

- further reducing costs and improving performance at each of our operations;
- focusing on products where Fraser Papers has or can develop a sustainable competitive advantage;
- repositioning assets to surface additional value to shareholders;
- building the business selectively and opportunistically, based on value; and,
- enhancing equity returns by maintaining an appropriate level of financial leverage at the lowest cost.

Our results for the quarter were an EBITDA loss of $9 million, a decrease from the second quarter of 2005 EBITDA of $1 million and from the first quarter of 2006 EBITDA of $2 million. These results were below our expectations due to an unplanned maintenance outage at our East Papers operation, market-related downtime at our Canadian sawmills and the continuing cost pressures from high fibre, energy, chemical prices and the strength of the Canadian dollar.

Cost Reduction and Margin Improvement Initiatives

Closure of Berlin pulp mill

In April 2006, Fraser Papers permanently shut its 250,000 tons per year hardwood kraft pulp mill in Berlin, New Hampshire. The closure has enabled a consolidation of Fraser Papers' market pulp sales position with the elimination lower margin export sales and a resultant improvement in the average realization on sales from the Company's pulp mill in Thurso, Quebec.

As a result of the closure, Fraser Papers recorded a charge in the first quarter of 2006 totaling $50 million consisting of an impairment in property, plant and equipment and other assets of $47 million and various accruals related to severance and closure of $3 million.

During the second quarter, Fraser Papers commenced site closure, clean-up and severance activities which are expected to be substantially completed in the third quarter. Fraser Papers continues to pursue opportunities to generate recoveries through the potential sale of the redundant assets. Any potential recoveries are subject to future negotiations and various uncertainties and cannot be assured.

Market Focus and Competitive Advantage

Fraser Papers achieved 20% growth in its premium priced specialty papers business in the second quarter of 2006 as compared with the same period in 2005 through increased volumes of lightweight opaque grades for printing applications. Shipments of commodity uncoated freesheet grades declined by 9% over 2005 levels, as Fraser Papers exited lower margin grades and opportunities. Over the quarter, increased sales of added value high bright groundwood papers also enhanced margins. These product mix improvements supported higher realized prices for Fraser Papers' paper products of $20/ton over the second quarter 2006 compared with the first quarter.

Asset Repositioning Initiatives

Gain on sale of New Brunswick Timberlands

On January 31, 2006, Fraser Papers sold its timberland assets in New Brunswick (the "NB Timberlands") to Acadian Timber Income Fund ("Acadian" or the "Fund"). Acadian was a newly formed income fund which financed the acquisition through an initial public offering of equity securities and the issuance of bank debt. The Company was the promoter of the Fund.

Net proceeds were $125 million, including $94 million in cash and $31 million of securities which are exchangeable for 3.6 million units of the Fund, representing a 30% interest in the equity of the fund, or 22% interest in the Fund on a fully diluted basis. These securities are entitled to the same rights and cash distributions as units of the Fund.

The Company accounts for its investment using the equity method. At the time of the transaction, the net book value of this investment was nil while the fair value, based on quoted market prices, was estimated to be $31 million. At July 1, 2006, the net book value of the investment is less than $1 million as the Company has recognized its proportionate share of the earnings of Acadian for the period from February 1, 2006 to June 30, 2006, net of distributions. The investment is included in other assets and is estimated to have a fair value of $29 million, based on quoted market prices at July 1, 2006. During the quarter, the Company received distributions of less than $1 million from Acadian.

The sale of the NB Timberlands assets resulted in a gain of $71 million. The gain on the sale was the result of the net cash proceeds of $94 million adjusted for the proportionate share of the net liabilities of the Fund (excluding those related to the NB Timberlands) and the net assets contributed to the Fund (net of Fraser Papers' retained interest).

In conjunction with the sale, Fraser Papers entered into agreements with Acadian whereby Fraser Papers will have the right to purchase fibre for a period of up to 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical consumption from the NB Timberlands.

Certain liabilities of the NB Timberlands were retained by Fraser Papers consisting primarily of employment, pension and post retirement obligations related to past service.

Smart Papers Restructuring
During the first quarter of 2006, Fraser Papers received notice that Smart Papers LLC and its affiliates ("Smart Papers") had filed for creditor protection under Chapter 11 of the US Bankruptcy Code. As a result, Fraser Papers recorded a charge of $107 million, consisting of an impairment charge against its investment in Smart Papers of $74 million, a provision of $15 million against a receivable from Smart Papers related to the lease of a boiler at one of its locations and estimated charges of $18 million related to financial guarantees for operating leases, contracts and landfill operations which were retained by Fraser Papers when it sold its Midwest paper operations to Smart Papers.

During the quarter, Fraser Papers made payments of $14 million against the reserves recognized in the first quarter. While the outcome of the bankruptcy proceedings is still uncertain, Fraser Papers believes that the remaining provisions of $4 million are adequate but may be subject to adjustment in future quarters as better information becomes available.

Growth Initiatives

Acquisition of Katahdin Paper Company LLC
Fraser Papers has entered into negotiations to acquire Katahdin Paper Company LLC ("Katahdin"). Katahdin is an integrated producer of groundwood specialty papers located in central Maine. This potential acquisition is consistent with Fraser Papers' stated strategy of focusing on select markets where Fraser Papers can establish sustainable competitive advantage.

Katahdin produces approximately 250,000 tons per year of directory papers on two machines and approximately 190,000 tons per year of SCA and SCA+ papers. Directory papers are used in phone books and reference materials while SCA and SCA+ papers are used in magazines, catalogs and direct mailing inserts. Fraser Papers is very familiar with Katahdin as Fraser Papers has managed the operation since 2003 under contract from Brookfield.

Katahdin is currently owned by Brookfield. As Brookfield is a significant shareholder of the Company, the proposed acquisition would qualify as a related party transaction under Canadian securities regulations. The board of directors of the Company has established a special committee to evaluate the potential acquisition of Katahdin. The special committee is comprised entirely of directors who are independent of Brookfield. The special committee has met three times, including a tour of Katahdin's facilities.

Management will work with the special committee and their advisors throughout the last half of the year to evaluate the proposed transaction.

Financial Initiatives to Enhance Shareholder Returns

Purchase and repayment of senior notes
During the first six months of 2006, the Company made market purchases totaling $30 million of its 8.75% senior unsecured notes for total cash consideration of $26 million. These purchases resulted in a gain of $3 million, net of a $1 million write down of deferred financing costs.

During the second quarter of 2006, the Company closed its offer to repay up to $66 million in principal amount of the notes. Based on the terms of the offer, the Company repaid $52 million of notes held by the public and cancelled $14 million of notes held by Fraser Papers. The repayments resulted in a write-down of deferred financing costs of $1 million.

As a result of the repurchases and the tender, Fraser Papers still holds $16 million of notes which have not been cancelled but have been netted against long-term debt on the consolidated balance sheet. At July 1, 2006 Fraser Papers' net debt to net debt plus equity stood at 5%, which is amongst the lowest in the paper industry.

During the quarter, the Company negotiated an expansion to its revolving working capital facility to maintain its liquidity and financial flexibility.

Summary of Quarterly Results

US$ MILLIONS (EXCEPT PER SHARE AMOUNTS)	Net Sales	Earnings (loss)	Earnings (loss) per share (basic and diluted)
2006			
2nd Quarter	**$208**	**$(18)**	**$(0.61)**
1st Quarter	216	(78)	(2.64)
2005			
4th Quarter	$219	$(22)	$(0.75)
3rd Quarter	226	(5)	(0.16)
2nd Quarter	217	(5)	(0.17)
1st Quarter	256	3	0.10
2004			
4th Quarter	$257	$(21)	$(0.70)
3rd Quarter	261	2	0.07

Operating Results

Net sales for the second quarter of 2006 were $208 million, as compared to $217 million in the second quarter of 2005. The decrease was mainly attributable to the sale of the paperboard operations in 2005, the sale of the Maine Timberlands in 2005 and the NB Timberlands in January 2006, and the permanent closure of the Berlin pulp mill in April 2006. After adjusting for these divestitures, net sales improved by 3% compared to the same quarter of 2005 due to increased uncoated freesheet and pulp pricing offset by lower pulp sales volume.

As compared to the first quarter of 2006, after adjusting for the divestitures, net sales were down 2% due primarily to reduced external pulp shipments as a result of the Berlin pulp mill closure. Paper product revenues were up 2% compared to the first quarter of 2006 due to higher selling prices.

As a result of the sale of its NB Timberlands, Fraser Papers has one reportable segment comprised of its integrated paper, pulp, and sawmill operations. During the first quarter and prior to the sale of the NB Timberlands, the Company's results included results from timberlands operations for the period up to January 31, 2006.

Net sales by segment in the second quarter of 2006 and 2005 and the first quarter of 2006 were as follows:

US$ MILLIONS	**Q2, 2006**	Q2, 2005	Q1, 2006
Paper	**$208**	$209	$212
Timber	—	12	6
Inter-segment	—	(4)	(2)
Total	**$208**	$217	$216

Earnings before interest, income taxes, depreciation and amortization, and other items (EBITDA) was a loss of $9 million in the second quarter of 2006. In the second quarter of 2005, EBITDA was $1 million.

EBITDA by segment was as follows:

US$ MILLIONS	**Q2, 2006**	Q2, 2005	Q1, 2006
Paper	**$ (9)**	$ (2)	$ —
Timber	—	3	2
Total	**$ (9)**	$ 1	$ 2

As compared to the first quarter, the deterioration in EBITDA is primarily due to scheduled maintenance, unplanned outages and market-related shutdowns at a number of our operations. The combined effect of those outages is estimated to have resulted in a $7 million decrease in EBITDA as compared to the first quarter. The annual maintenance shutdown at East Papers identified additional repairs were required to the recovery boiler and led to an unscheduled maintenance period of eight days at the East Papers operations. The unscheduled maintenance also created downtime on two paper machines. Further unplanned outages also resulted from a lightning strike at a transformer station and equipment failures. Market-related shutdowns were taken at our two Canadian sawmills.

Realized paper prices improved in the second quarter primarily in the commodity printing and writing products due to improved market conditions. Pricing for Fraser Papers' hardwood kraft pulp production also rose. Lumber pricing continues to decline and as compared to the second quarter of 2005, the negative effect of lower lumber prices is estimated at $2 million. The combined effect of higher chemical and energy costs and the continued strength of the Canadian dollar resulted in an estimated $15 million increase in costs, as compared to the second quarter of 2005. For the six months ended July 1, 2006, these items contributed cost increases of $26 million compared to the same period in 2005. These trends were only partially offset by a better pricing environment for pulp and paper and our margin improvement programs. (See discussion in "Business Segments")

Depreciation expense was $8 million in the quarter, as compared to $10 million in the comparable period in 2005. The decrease in depreciation is mostly due to the divestitures completed in 2005 and the $40 million impairment charge recorded against the Thurso pulp mill assets in 2005.

Margin Improvements

The margin improvement program showed modest results in the quarter. Our margin improvements were derived primarily from improved sales product mix from strategic initiatives. Cost improvements during the quarter were minimal due to downtime taken at our lumber mills and East Papers operations. As stated above, these margin improvements served to only partly offset significant cost pressures from energy, chemical costs and the continuing strength of the Canadian dollar. The margin improvements for 2006 are geared towards the last half of the year with the Berlin pulp mill shutdown and additional product line bottom-slicing.

Liquidity and Capital Resources

Operating and investing cash flows

During the quarter, cash flow from operations after changes in working capital was an outflow of $2 million as compared to an inflow of $4 million during the same quarter of 2005. The decrease in operating cash flows as compared to the same quarter of last year is primarily due to lower EBITDA and increased funding of our pension plans. The seasonal reduction in working capital during the quarter was comparable to the same period of 2005. Changes in working capital contributed $26 million of cash flows in the second quarter of 2006, as compared to $18 million in the second quarter of 2005.

The decrease in working capital during the second quarter of 2006 is due to a decrease in log inventory from the seasonal spring supply constraints, lower market pulp inventory for the Gorham paper mill as a result of the Berlin pulp mill shutdown and lower paper inventory after the peak financial printing season.

Net debt and Capital Resources

On March 15, 2005, the Company issued $150 million senior, unsecured notes. The notes bear interest at 8.75% and are due in 2015. The indenture agreement governing the notes contains certain covenants the more significant of which include restrictions on the incurrence of additional indebtedness, sale of assets and reinvestment of proceeds, mergers, creation of liens, payment of dividends and repurchase of the Company's shares.

During the six months year-to-date, following the repurchases and repayments of the notes, the Company reduced its total long-term debt by $82 million, resulting in a net debt to net debt plus equity ratio of 5%. The repurchases and the repayments are expected to result in reduction in annual net interest costs of approximately $3 million.

Subsequent to the end of the quarter, the Board of directors approved an increase in Fraser Papers' line of credit to C$100 million on more favourable terms. The increased line and current cash balances provide liquidity for future growth initiatives, including the acquisition of Katahdin.

Capital Investments

Year to date capital investments totaled $5 million, significantly below the $42 million recorded in 2005 when Fraser Papers invested $34 million to buy out a lease related to an electrical cogeneration facility. During the second quarter, Fraser Papers spent $1 million on upgrades to our Juniper sawmill and $1 million on equipment which will be installed in Edmundston in 2007. The remaining capital was spent on maintenance of our operations.

Employee Benefit Plans

Employee benefit plans funding was $11 million in the second quarter of 2006, an increase of $4 million from the comparable period in 2005. The increase is due to maintenance of minimum funding levels under certain pension regulations. The Company is currently in discussions with regulatory agencies regarding funding requirements for certain of its pension plans. If regulatory approval is obtained, the Company expects that funding requirements for the rest of the year to be lower than the second quarter. If regulatory approval is not obtained there may be a one-time, retroactive payment of approximately $4 million, in addition to our scheduled funding. (See discussion in “Forward-looking Information”)

Benefit plan expense for the quarter was $6 million as compared to $2 million in the comparable quarter in 2005. The increase in expense is due to the effect of changes in actuarial assumptions including mortality tables and restructuring charges. In addition, the expense of $2 million recognized in the second quarter of 2005, was net of $1 million of curtailment gains. For the six months year-to-date, benefit plans expense was $11 million as compared to $3 million in the same period of 2005. The prior year expense was net of $4 million of curtailment gains as a result of asset sales. The remainder of the increase is mostly the result of changes in mortality tables and other actuarial assumptions.

Contractual Obligations

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of July 1, 2006:

US$ MILLIONS	Total	Less than one year	One to three years	Four to five years	After five years
Debt	$ 68	$ —	$ —	$ —	$ 68
Operating leases	1	1	—	—	—
Purchase obligations	40	29	11	—	—
Total contractual obligations	$ 109	$ 30	$ 11	$ —	$ 68

Obligations under operating leases include future payments for office facilities and equipment leases. The purchase obligations are commitments for the purchase of energy and raw materials and certain capital projects.

At the time of the Norbord reorganization of its interest in its paper, pulp, lumber and timber assets to Fraser Papers, Norbord continued to provide guarantees for certain obligations of Fraser Papers under a financial commitments agreement (the “FCA”). At July 1, 2006, the maximum potential amount of the obligations guaranteed was estimated to be $8 million. These guarantees have not been included in the table above.

Hedging Activities

From time to time, Fraser Papers will enter into arrangements to fix the future price for certain products or to fix the exchange rate on certain of its Canadian dollar denominated cash flows. At July 1, 2006, Fraser Papers has outstanding pulp swap agreements to deliver 12,000 tonnes of market pulp at an average price of $570 per tonne through December 2006. As at July 1, 2006, the unrealized loss on these swaps is $2 million. During the quarter, the Company realized a loss on these swaps of $1 million.

During the quarter, Fraser Papers entered into futures contracts to deliver lumber at fixed prices realizing a gain of less than $1 million. There were no outstanding lumber futures at July 1, 2006.

The Company enters into forward contracts to fix the exchange rate on its Canadian dollar denominated liabilities and certain Canadian dollar cash-flows. Year-to-date in 2006, the Company has recognized $2 million of gains on these contracts. As at July 1, 2006 the unrealized gains on these contracts amounted to less than $1 million.

Business Segments

As a result of the sale of its NB Timberlands, Fraser Papers has one reportable segment comprised of its integrated paper, pulp, and sawmill operations. During 2005, Fraser Papers reported the results of its Timber operations in a separate segment.

Paper Segment

The Paper segment is comprised of 13 paper machines at two locations, one market pulp facility and four sawmills. Products include specialty paper, printing & writing paper, groundwood paper, towel, as well as hardwood pulp and softwood lumber. Paper segment sales accounted for 100% of Fraser Papers' net sales in the second quarter of 2006 and 95% of the net sales in the second quarter of 2005. After the sale of the NB Timberlands in January 2006, Fraser Papers' remaining operations are in the Paper segment.

The following is a summary of financial information for the Paper segment:

US$ MILLIONS	***Three months ended Jul 1, 2006***	*Three months ended* Jul 2, 2005	*Three months ended* Apr 1, 2006
Net sales	**$208**	$209	$212
EBITDA[(1)]	**(9)**	(2)	—
Depreciation	**8**	10	8
Capital investments	**4**	40	1

(1) See "Definitions" Section

The EBITDA for each of the operations in the Paper segment is as follows:

US$ MILLIONS	***Three months ended Jul 1, 2006***	*Three months ended* Jul 2, 2005	*Three months ended* Apr 1, 2006
Paper	**$ (7)**	$ (4)	$ 3
Pulp	**(3)**	(1)	(4)
Lumber	**1**	3	1
Total	**$ (9)**	$ (2)	$ —

In the second quarter of 2006, the Paper segment generated an EBITDA loss of $9 million compared to an EBITDA loss of $2 million in the second quarter of 2005 as improved selling prices for pulp and paper were more than offset by higher production costs and lower lumber prices.

Cost reductions under Fraser Papers' margin improvement program and an improved pricing environment for paper were more than offset by the impact of downtime at our East Papers and sawmill operations, higher chemical and energy costs and a stronger Canadian dollar. The negative impact of these cost pressures on the EBITDA in the quarter, as compared to the same quarter of 2005 amounts to $22 million. The Canadian dollar averaged US$0.891 in the second quarter of 2006 compared to US$0.803 in the second quarter of 2005.

Paper

Paper is comprised of four product groups: Specialty Papers, Printing & Writing, Groundwood and Towel. Shipment volumes for the Company's product groups are detailed below.

	Three Months Ended			*Six Months Ended*	
	Jul 1 2006	Jul 2 2005	Apr 1 2006	**Jul 1 2006**	Jul 2 2005
Paper (000 tons) (1)					
Specialty Papers	**95**	79	92	**187**	171
Printing and Writing	**19**	21	23	**42**	46
Groundwood paper	**43**	46	44	**87**	91
Towel	**9**	9	10	**19**	18
Pulp (000 tons) (2)	**76**	97	82	**158**	214
Lumber (MMfbm)	**106**	108	108	**214**	215

(1) 2005 volumes exclude divested Midwest and Paperboard operations.
(2) Pulp volumes include internal sales

Net sales for the Company's product groups are detailed below.

	Three Months Ended			*Six Months Ended*	
US$ MILLIONS	**Jul 1 2006**	Jul 2 2005	Apr 1 2006	**Jul 1 2006**	Jul 2 2005
Paper (1)					
Specialty Papers	**$91**	$76	$88	**$179**	$162
Printing and Writing	**16**	16	17	**33**	33
Groundwood paper	**33**	34	33	**66**	68
Towel	**7**	6	8	**15**	13
Pulp (2)	**35**	42	35	**70**	90
Lumber	**34**	37	36	**70**	76

(1) 2005 net sales exclude divested Midwest and Paperboard operations.
(2) Pulp net sales include internal sales

The specialty papers group includes products that are characterized by tight technical specifications and niche applications including food packaging, labeling and thermal point-of-sale receipts as well as light weight opaque grades for financial printing applications. Fraser's specialty papers group is comprised of a number of paper grades and products where pricing is less volatile than commodity grades. Fraser Papers continues to execute its strategy with 20% growth in our specialty papers business in the second quarter of 2006 as compared to the second quarter of 2005, with the majority of the increased volume from opaque grades.

The printing and writing product group includes commodity uncoated freesheet grades. The 2006 volume of printing and writing grades declined by 9% over 2005 levels as Fraser Papers focuses on specialty products where Fraser Papers has or can develop sustainable competitive advantage. These products are a key focus of our efforts to bottom-slice unprofitable grades and customers.

The groundwood product group includes uncoated and coated groundwood grades. The 2006 volume of groundwood grades declined by 4% compared to 2005 due to weakening coated groundwood markets. Coated groundwood volume was down by 7% compared to 2005 and Fraser Papers' mill nets declined by 8% compared to 2005. Uncoated groundwood volumes have been relatively stable compared to 2005; however, pricing has improved 8% by improving the product mix to higher margin grades, including the development of a high-bright groundwood grade.

The towel business includes industrial grade towels. The volume in towel has increased slightly over 2005 levels, and pricing has improved by 10% compared to 2005 levels.

For all paper operations in the second quarter of 2006 compared to the second quarter of 2005, total paper revenues were 7% higher due to improved pricing. After adjusting for the divestitures of the paperboard business, paper revenues were approximately 12% higher than the same quarter of 2005. Shutdowns and outages are estimated to have resulted in a decrease in EBITDA of $7 million in the second quarter of 2006. Increased chemical and energy costs and the impact of the stronger Canadian dollar more than offset pricing increases and the achieved margin improvements. As a result, EBITDA of the paper operations decreased from a loss of $4 million in the second quarter of 2005 to a loss of $7 million in 2006.

Hardwood Pulp

Market pulp production in the second quarter of 2006 decreased 27% from the comparable quarter in 2005 due to the closure of the Berlin pulp mill. The closure has enabled a consolidation of Fraser Papers' market pulp sales position with the elimination of lower margin export sales and a resultant improvement in the average realization of $35/ton on sales of 76,000 tons of pulp over the quarter. Overall, pulp mill nets increased by 5% or $28/ton, compared to the second quarter of 2005.

Following the closure of Berlin pulp mill, Fraser Papers has also redirected a portion of its market pulp to internal use thereby decreasing the exposure to market pulp prices.

Our pulp operations generated EBITDA losses of $3 million in the second quarter of 2006 compared to EBITDA losses of $1 million in the second quarter of 2005. Higher energy costs and the impact of a stronger Canadian dollar more than offset any price improvements.

The results of our pulp operations include losses on our pulp hedges of $1 million in the quarter and $1 million for the comparable quarter of last year. The hedges will expire at the end of 2006.

Lumber

In the second quarter of 2006, average benchmark lumber prices (Eastern Boston SPF 2X4) were down approximately 10% compared to the second quarter of 2005. The lower lumber prices and higher costs, partly offset by margin improvement initiatives, resulted in a $2 million decrease in EBITDA as compared to the comparable quarter in 2005.

The Company addressed the depressed lumber prices in the quarter by implementing a two week market-related shutdown at its Canadian sawmills, entering into contracts to hedge a portion of lumber selling prices and Canadian dollar costs and committing new capital investment to improve productivity. The shutdown at both of the Canadian sawmills was extended subsequent to quarter-end.

Since the inception of the antidumping duties, the Company has paid $16 million of duties with respect to the export of lumber to the U.S. Based on management's understanding of the proposed settlement of the softwood trade dispute between the Canadian and U.S. governments, the Company can expect to receive approximately $9 million in refunds.

During the quarter and separate from the proposed settlement of the softwood trade dispute, the Company received refunds of $3 million related to anti-dumping duties paid in previous years solely as a result of an administrative review of applicable duty rates. These refunds have been recognized as income.

Timber Segment
In 2005, the Timber segment included freehold lands in Maine and New Brunswick.

The Company sold its freehold NB Timberlands on January 31, 2006. Fraser Papers sold its Maine timberlands in the second quarter of 2005. Concurrent with the sale of those assets, Fraser Papers secured its long-term fibre requirements through 20 year fibre supply agreements to purchase, at market prices, substantially the same volumes of wood as its historical usage from those timberlands.

US$ MILLIONS	***Three months ended*** **Jul 1, 2006**	*Three months ended* Jul 2, 2005	*Three months ended* Apr 1, 2006
Net sales	$—	$8	$4
EBITDA	—	3	2
Depreciation	—	—	—
Capital investments	—	—	—

Critical Accounting Policies and Accounting Estimates

The critical accounting policies and the accounting estimates used in the preparation of the July 1, 2006 financial statements are substantially the same as the ones disclosed in the Annual Report for the year ended December 31, 2005 except as described in Note 4 to the financial statements. The impairment and other charges related to the Smart Papers bankruptcy filing and the closure of the Berlin pulp mill are based on significant estimates due to the inherent uncertainty in estimating potential recoveries. These estimates may be materially different from actual future cash flows due to a variety of factors including the outcome of bankruptcy proceedings, settlements and negotiations.

Risks and Uncertainties

The significant risks and uncertainties faced by Fraser Papers are substantially the same as the ones disclosed in the Annual Report and the Annual Information Form for the year ended December 31, 2005.

Forward-looking Information

This report contains forward-looking information and statements relating but not limited to, anticipated or prospective financial performance, results of operations, business prospects, expected pension funding, anticipated selling prices for our products, maximum possible amounts under certain guarantees and Fraser Papers' strategies. Examples of such statements included in this document include, but are not limited to, the expected improvements in results following divestitures and other initiatives, expected changes in significant cash flows, note repurchases, potential recoveries associated with the Berlin pulp mill closure, adjustments in regards to Smart Papers losses, strategic and operational intentions and others.

Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely", "will", "could", "estimate", "possible" or similar words, or variations of those words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers

should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact our business and our future performance are discussed in our Annual Information Form as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Company's views and the actual outcome is uncertain.

Outlook

Paper prices are expected to continue to improve in the last half of 2006 with support from previously announced capacity reductions across a number of producers in North America. Fraser Papers has implemented or announced price increases on approximately 250,000 tons of expected shipments in 2006, or approximately 40% of annual production. Fraser Papers continues to see opportunities to grow its specialty papers business in both freesheet and groundwood grades at attractive margins.

Hardwood pulp markets are expected to remain firm over the summer months through to the regular maintenance period season which usually occurs in the late third and early fourth quarter. Demand from non-integrated paper producers in North America is strong. Fraser Papers has scheduled a maintenance shutdown for nine days in October at its pulp mill in Thurso Quebec. Lumber markets are expected to continue to be weak through the last half of the year due to slower construction activity in the United States and adequate supply. Fraser Papers currently has one sawmill in New Brunswick shut down due to weak markets.

Pulp and paper producers continue to face high costs for wood, energy and chemicals. In addition, manufacturers in Canada have been negatively impacted by a strong Canadian dollar. While the Canadian dollar has weakened slightly from its recent high, the Company does not foresee significant improvements in oil or chemical costs in the near future.

Definitions

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Free cash flow is defined as cash provided by operating activities less cash from investing activities. Free cash flow is presented as a useful indicator of a company's ability to generate cash for financing activities.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

EBITDA

US$ MILLIONS	*Three months ended* **Jul 1, 2006**	Jul 2, 2005	*Six months ended* **Jul 1, 2006**	Jul 2, 2005
Earnings (loss)	**$ (18)**	$ (5)	**$ (96)**	$ (2)
Add: Interest expense, net	**1**	3	**3**	4
Less: Income tax recovery	**(3)**	(2)	**(14)**	(10)
Less: Gain on sale of NB Timberlands	—	—	**(71)**	—
Less: Gain on sale of Maine Timberlands	—	(46)	—	(46)
Add: Impairment Charge	—	40	—	40
Add: Losses from Smart Papers	—	—	**107**	—
Add: Closure of Berlin pulp mill	—	—	**50**	—
Add: Other	**3**	1	**(2)**	5
Add: Depreciation	**8**	10	**16**	21
EBITDA	**$ (9)**	$ 1	**$ (7)**	$ 12

Free Cash Flow

US$ MILLIONS	*Three months ended* **Jul 1, 2006**	Jul 2, 2005	*Six months ended* **Jul 1, 2006**	Jul 2, 2005
Cash provided by operating activities	**$ (2)**	$ 4	**$ (37)**	$ (12)
Investing activities: sale of assets	—	78	**94**	78
Investing activities: leases	—	(15)	—	(15)
Investing activities: capital expenditures	**(4)**	(40)	**(5)**	(42)
Free cash flow	**$ (6)**	$ 27	**$ 52**	$ 9

Net Debt

US$ MILLIONS	**As at Jul 1 2006**	As at Jul 2 2005
Debt	**$ 68**	$ 151
Cash and short-term notes	**(49)**	(108)
Net debt	**$ 19**	$ 43

FRASER PAPERS INC.
INTERIM CONSOLIDATED BALANCE SHEETS
JULY 1, 2006

(unaudited)

Interim Consolidated Balance Sheets

US$ MILLIONS	As at Jul 1, 2006	As at Dec 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	**$ 49**	$ 75
Accounts receivable	**100**	109
Inventory	**108**	113
Future income taxes	**8**	10
	265	307
Property, plant and equipment		
Paper	**291**	340
Timber	**—**	19
Other assets *(notes 2 and 4)*	**34**	122
	$ 590	$ 788
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 90**	$ 90
Current debt	**—**	1
	90	91
Long-term debt *(note 7)*	**68**	150
Other liabilities	**54**	55
Future income taxes	**28**	46
Shareholders' equity	**350**	446
	$ 590	$ 788

(See accompanying notes)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(unaudited)	*Three Months Ended*		*Six Months Ended*	
US$ MILLIONS, EXCEPT PER SHARE INFORMATION	**Jul 1 2006**	Jul 2 2005	**Jul 1 2006**	Jul 2 2005
Net sales	**$ 208**	$ 217	**$ 424**	$ 473
Earnings before the following:				
Paper	**(9)**	(2)	**(9)**	4
Timber	**—**	3	**2**	8
	$ (9)	$ 1	**$ (7)**	$ 12
Gain on sale of NB Timberlands *(note 2)*	**—**	—	**71**	—
Gain on sale of Maine Timberlands *(note 3)*	**—**	46	**—**	46
Losses from Smart Papers *(note 4)*	**—**	—	**(107)**	—
Closure of pulp mill *(note 5)*	**—**	—	**(50)**	—
Impairment charge *(note 6)*	**—**	(40)	**—**	(40)
Other *(notes 2, 4, 7 and 8)*	**(3)**	(1)	**2**	(5)
Interest income	**2**	1	**3**	1
Interest expense	**(3)**	(4)	**(6)**	(5)
Earnings before depreciation and income taxes	**(13)**	3	**(94)**	9
Depreciation	**(8)**	(10)	**(16)**	(21)
Income tax recovery *(note 10)*	**3**	2	**14**	10
Loss	**$ (18)**	$ (5)	**$ (96)**	$ (2)
Loss per share (basic and diluted)	**$ (0.61)**	$ (0.17)	**$ (3.25)**	$ (0.07)
Weighted average number of shares (thousands)	*29,510*	*29,773*	*29,510*	*29,942*
Deficit				
Balance, beginning of period	**$ (126)**	$ (16)	**$ (48)**	$ (19)
Loss	**(18)**	(5)	**(96)**	(2)
Balance, end of period	**$ (144)**	$ (21)	**$ (144)**	$ (21)

(See accompanying notes)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)	*Three Months Ended*		*Six Months Ended*	
US$ MILLIONS	**Jul 1 2006**	Jul 2 2005	**Jul 1 2006**	Jul 2 2005
Cash provided by (used for):				
Operating Activities				
Loss	**$ (18)**	$ (5)	**$ (96)**	$ (2)
Items not affecting cash:				
Depreciation	**8**	10	**16**	21
Future income taxes *(note 10)*	**5**	(6)	**(16)**	(17)
Gain on sale of NB Timberlands *(note 2)*	**—**	—	**(71)**	—
Gain on sale of Maine Timberlands *(note 3)*	**—**	(46)	**—**	(46)
Losses from Smart Papers *(note 4)*	**—**	—	**107**	—
Closure of pulp mill *(note 5)*	**—**	—	**50**	—
Impairment charge - Thurso pulp mill *(note 6)*	**—**	40	**—**	40
Employment benefits plan expense *(note 9)*	**6**	2	**11**	3
Other *(notes 2, 4, 7 and 8)*	**(1)**	(2)	**(5)**	8
Employment benefit plan funding	**(11)**	(7)	**(21)**	(17)
Payments related to Smart Papers *(note 4)*	**(14)**	—	**(14)**	—
Payments related to closure of pulp mill *(note 5)*	**(3)**	—	**(3)**	—
	(28)	(14)	**(42)**	(10)
Net change in non-cash working capital balances	**26**	18	**5**	(2)
	$ (2)	$ 4	**$ (37)**	$ (12)
Investing Activities				
Capital investments	**(4)**	(40)	**(5)**	(42)
Investment in lease	**—**	(15)	**—**	(15)
Proceeds on sale of NB Timberlands *(note 2)*	**—**	—	**94**	—
Proceeds on sale of Maine Timberlands *(note 3)*	**—**	78	**—**	78
	$ (4)	$ 23	**$ 89**	$ 21
Financing Activities				
Issuance of long-term debt *(note 7)*	**—**	—	**—**	185
Repurchase of long-term debt (note 7)	**(1)**	—	**(26)**	
Repayment of long-term debt *(note 7)*	**(52)**	—	**(52)**	(75)
Debenture issue costs *(note 7)*	**—**	—	**—**	(5)
Share repurchases	**—**	(6)	**—**	(6)
	$ (53)	$ (6)	**$ (78)**	$ 99
Increase in cash and cash equivalents	**$ (59)**	$ 21	**$ (26)**	$ 108

(See accompanying notes)

FRASER PAPERS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(US$ millions)

Note 1. Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers for the year ended December 31, 2005 except as described in note 4 with respect to the Company's basis of accounting for an equity investment. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the year ended December 31, 2005. These interim consolidated financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

Note 2. Sale of NB Timberlands

On January 31, 2006, the Company sold its timberland assets in New Brunswick (the "NB Timberlands") to Acadian Timber Income Fund ("Acadian" or the "Fund"). Acadian was a newly formed income fund which financed the acquisition through an initial public offering of equity securities and the issuance of bank debt. The Company was the promoter of the Fund.

Net proceeds were $125, including $94 in cash and $31 of securities which are exchangeable for 3.6 million units of the Fund, representing a 30% interest in the equity of the Fund, or 22% interest in the Fund on a fully diluted basis. These securities are entitled to the same rights as units of the Fund and are entitled to cash distributions from the Fund.

The Company accounts for its investment using the equity method. At the time of the transaction, the net book value of this investment was nil while the fair value, based on quoted market prices, was estimated to be $31. At July 1, 2006, the net book value of the investment is less than $1 as the Company has recognized its proportionate share of the earnings of Acadian for the period from February 1, 2006 to June 30, 2006, net of distributions. The investment is included in other assets and is estimated to have a fair market value of $29, based on quoted market prices at July 1, 2006. During the six months year-to-date the Company recognized equity in earnings of Acadian of $1, including a loss of less than $1 in the quarter. Those amounts are reflected in Other in the Statement of Operations. During the six months year-to-date, the Company received distributions of $1 from Acadian, including less than $1 in the quarter.

The sale of the NB Timberlands resulted in a gain of $71. In accordance with GAAP, the gain on the sale was the result of the net cash proceeds of $94 adjusted for the proportionate share of the net liabilities of the Fund (excluding those related to the NB Timberlands) and the net assets contributed to the Fund (net of Fraser's retained interest).

In conjunction with the sale, Fraser Papers entered into agreements with Acadian whereby Fraser Papers will have the right to purchase fibre for a period of up to 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical consumption from the NB Timberlands.

Certain liabilities of the NB Timberlands were retained by Fraser Papers consisting primarily of employment, pension and post retirement obligations related to past service.

Note 3. Sale of Maine Timberlands

On May 19, 2005 Fraser Papers completed the sale of approximately 240,000 acres of timberlands in Maine (the "Maine Timberlands") for net proceeds of $78. The sale resulted in a pre-tax gain of $46. Fraser Papers has entered into an agreement with the purchaser whereby Fraser Papers will be permitted to purchase fibre from the purchaser for 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical usage from the sold lands.

Note 4. Losses from Smart Papers

During the first quarter of 2006, Fraser Papers received notice that Smart Papers LLC and its affiliates ("Smart Papers") had filed for creditor protection under Chapter 11 of the US Bankruptcy Code. As a result, Fraser Papers recorded a charge of $107, consisting of an impairment charge against its investment in Smart Papers of $74, a provision of $15 against a receivable from Smart Papers related to the lease of a boiler at one of its locations and estimated accruals of $18 related to financial guarantees for operating leases, contracts and landfill operations which were retained by Fraser Papers when it sold its Midwest paper operations to Smart Papers.

During the quarter, Fraser Papers made payments of $14 against the accruals recognized in the first quarter.

During 2005, Fraser Papers accounted for its investment in Smart Papers using the equity method. As a result of the filing by Smart Papers, Fraser has lost its significant influence over Smart Papers. As a consequence, the Company began accounting for its investment in Smart Papers on a cost basis effective the beginning of 2006 as the Company has not been able to obtain reliable financial information from Smart Papers for any periods subsequent to December 31, 2005.

During the second quarter and the six months of 2005, Fraser Papers recognized equity losses from Smart Papers and losses on the sale of its Park Falls operations to Smart Papers of $1 and $5, respectively, which have been reflected in Other in the Statements of Operations and Statements of Cash Flows.

Note 5. Closure of Berlin Pulp Mill

During the first quarter of 2006, Fraser Papers announced its decision to permanently shut down its pulp mill in Berlin, New Hampshire in the second quarter. As a result of the announcement, Fraser Papers has recorded a charge of $50 consisting of an impairment in property, plant and equipment and other assets of $47 and various accruals related to severance and closure of $3. During the quarter, the Company applied payments and charges of $3 against the accruals.

Note 6. Impairment Charge for Thurso Pulp Mill

During the second quarter of 2005, the Company performed an impairment review and considered a number of factors which were determined to be indicators that the carrying amount of its pulp mill in Thurso, Quebec, may not be fully recoverable. Based on this review, the Company recorded a pre-tax, non-cash impairment charge of $40 against the assets of its pulp mill.

Note 7. Long-term Debt

On March 15, 2005, the Company issued $150 of senior, unsecured notes ("the Notes"). The Notes bear interest at 8.75% and are due in 2015. The indenture agreement governing the Notes contains certain covenants, the more significant of which include restrictions on the incurrence of additional indebtedness,

sale of assets and reinvestment of proceeds, mergers, creation of liens, payment of dividends and repurchase of the Company's shares.

During the six months ended July 1, 2006, the Company repurchased $30 in principal amount of Notes in the market, including $1 in the second quarter. The notes were purchased for $26, resulting in a gain of $3, net of a write-down in deferred financing costs of $1. The net gain is reflected in Other in the Statement of Operations.

During the second quarter of 2006, the Company closed its tender offer to repay up to $66 in principal amount of the Notes. The Company repaid $52 of Notes to the public and cancelled $14 of notes held by Fraser Papers. A write-down of deferred financing costs of $1, related to the repayments under the tender offer has been reflected in Other in the Statement of Operations and the Statement of Cash Flows.

As a result of the market repurchases and the tender offer, the Company holds $16 of Notes. These Notes have not been cancelled but have been netted against long-term debt on the consolidated balance sheet.

On March 16, 2005, the Company repaid $75 owing to an affiliate of Brookfield under a revolving credit facility. The facility was then cancelled.

Note 8. Restructuring

During the quarter the Company reversed $1 of restructuring reserves as a result of renegotiation of severance arrangements. In addition, during the quarter, the Company recognized restructuring charges of $1 with respect to elimination of certain positions at its Thurso operations.

Note 9. Employee Benefit Costs

During the quarter employee benefit plans expenses were $6 (2005 – $2). For the six months ended July 1, 2006, employee benefit costs for pensions and post retirement benefits totalled $11 (2005 – $3). Year-to-date amounts in 2005 included net curtailment gains of $4 related to the sales of assets.

Note 10. Income Taxes

Interim income tax recovery is calculated based on expected annual effective tax rates.

	Three *Months Ended*		**Six** *Months Ended*	
(US$ millions)	**July 1 2006**	July 2 2005	**July 1 2006**	July 2 2005
Current tax recovery (expense)	**$ 8**	$(4)	**$ (2)**	$ (7)
Future income tax recovery (expense)	**(5)**	6	**16**	17
Income tax recovery	**$ 3**	$ 2	**$ 14**	$ 10

Future income tax expense for the second quarter does not include the benefit of $7 relating to net operating losses in the United States.

For the six months ended July 1, 2006, future income tax recovery does not include the benefit of $40 relating to net operating losses in the United States and losses relating to Smart Papers (Note 4).

As at July 1, 2006, Fraser Papers had recorded total valuation allowances of $53 related to certain tax benefits as it is not more likely than not that they will be realized.

During the six month period ended July 2, 2005, future income tax recovery included $5 related to the reversal of a valuation allowance as a result of management determining that it was more likely than not that the benefit of these future income tax assets would be realized in 2005.

Income or income-related taxes paid year-to-date amounted to $1 (2005 – $7).

Note 11. Interest Paid

During the quarter and the six months the Company paid $1 and $7, respectively, of interest on long-term debt (2005 – nil and $1, respectively).

Note 12. Commitments and Contingencies

Hedges

During the quarter, Fraser Papers realized a gain of $1 on lumber futures contracts representing approximately 14 million board feet of lumber. These contracts effectively fix the selling price on a portion of Fraser Papers' lumber production and are designated as hedges of a portion of future lumber sales. At July 1, 2006, there were no contracts outstanding.

Fraser Papers has entered into pulp swaps to deliver 12,000 tonnes of market pulp at an average price of $570 per tonne. These swaps effectively fix the selling price on a portion of Fraser Papers' pulp production and are designated as a hedge of future pulp selling prices. During the six months ended July 1, 2006, Fraser Papers realized a loss of $1 on these contracts. The unrealized loss on the outstanding swaps is $2.

The Company has entered into forward contracts to fix the exchange rate on certain Canadian dollar cash flows. As at July 1, 2006, the outstanding contracts amounted to $7 and the unrealized gain on these contracts amounted to less than $1.

Other

Norbord Inc. ("Norbord") has provided guarantees for certain obligations of Fraser Papers under a financial commitment agreement (the "FCA"). The maximum potential amount of the obligations guaranteed is estimated to be $8.

Softwood Lumber Anti-dumping duties

Since the inception of the duties the Company has paid $16 on the export of lumber to the U.S. During the quarter, the Company received refunds of $3 related to anti-dumping duties paid in previous years as a result of an administrative review in the normal course. These refunds have been recognized as income.

Note 13. Related Party Transactions

All related party transactions are recorded at the exchange amount.

Brookfield Asset Management Inc., and all of its subsidiaries ("Brookfield"), are related parties as a result of Brookfield owning a significant equity position in the Company. Acadian Timber Income Fund is a related party by virtue of the Company's equity holdings in the Fund. Fraser Papers has outsourced the administration of its Crown licences in New Brunswick to the Fund.

Fraser Papers purchases goods and services from Brookfield and its affiliates including, rent, electricity, wood fibre and financial services. During the quarter and the six months, Fraser Papers purchased approximately $2 and $7, respectively (2005 – $2 and $5, respectively) of goods and services from Brookfield and its affiliates. Included in accounts payable and accrued liabilities is $1 related to these purchases. During the quarter and year-to-date, Fraser Papers sold less than $1 of goods and services to Katahdin Paper Company LLC (Katahdin), an affiliate of Brookfield.

During the quarter and the six months, Fraser Papers earned a management fee of $2 and $4 (2005 – $2 and $4) from Katahdin and $2 is included in accounts receivable.

As described in Note 2, Fraser Papers entered into a 20-year Fibre Supply Agreement with Acadian. During the quarter and the six months, purchases of fibre from the Fund amounted to $4 and $12, respectively. Fraser Papers has continued to provide certain administrative and support services to the Fund during the transitional period following the set-up of the Fund. As Fraser Papers was a sponsor of the Fund, no amounts have been charged for these services. During the six months, the Company recognized equity in earnings of the Fund of $1 and distributions received or receivable from the Fund were $1. During the quarter, the Company recognized a loss from earnings of the Fund of less than $1 and distributions amounted to less than $1.

Note 14. Segmented Information

As a result of the sale of its New Brunswick timberlands, Fraser Papers has one reportable segment comprised of its integrated paper, pulp, and sawmill operations.

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principle business. Management considers that its sawmill operations are an integral part of the paper operations. One of the key functions of the sawmills is to provide fibre in the production of pulp and paper and they therefore are considered part of the Paper segment.

Fraser Papers operates principally in Canada and the United States.

FraserPapers

Form 52-109F2 - Certification of Interim Filings

I, Dominic Gammiero, President and Chief Executive Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fraser Papers Inc., (the issuer) for the interim period ending July 1, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: July 31, 2006

signed *"Dominic Gammiero"*

Dominic Gammiero
President and Chief Executive Officer

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

Form 52-109F2 - Certification of Interim Filings

I, Peter Gordon, Senior Vice President, Finance and Chief Financial Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fraser Papers Inc., (the issuer) for the interim period ending July 1, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: July 31, 2006

signed *"Peter Gordon"*

Peter Gordon
Senior Vice President, Finance
and Chief Financial Officer